Neffs Bancorp, Inc.

Annual Report 2002



NEFFS BANCORP, INC. and Subsidiary

CONSOLIDATED FINANCIAL REPORT

December 31, 2002

Directors of the Corporation and Bank

John J. Remaley

John F. Simock

Herman P. Snyder

Robert L. Wagner

Robert B. Heintzelman

Officers of the Corporation

John J. Remaley
President

Herman P. Snyder
Vice President

Robert L. Wagner
Secretary/Treasurer

Officers of the Bank

Herman P. Snyder
Chairman of the Board

John J. Remaley
President

Kevin A. Schmidt
Executive Vice President and
Chief Executive Officer

Robert L. Wagner
Vice President

Duane J. Costenbader
Cashier and
Chief Operations Officer

Carol L. Jones
Assistant Cashier and
Operations Officer

March 7, 2003

Dear Shareholder:

If uncertainty became the by-word during the year just ended, then the year was appropriately identified. Uncertainty not only impacted the business world, but indeed, included almost every facet of our lives. The spiraling economy proved to be the determining cause and effect on almost every decision we were required to make. On many businesses and their leadership, the scars of their decisions are and will be evident for a long time.

Your investment in Neffs Bancorp, Inc., the parent organization of The Neffs National Bank, continued on its secure pace offering exceptional growth and stability in spite of those uncertain times. As the bank approached its eightieth year of continuous operation, the long planning process of some time ago offered satisfying results, evidenced by the details in the financial statements.

The board of directors, bank management, and the staff are dedicated to the premise of a growth-oriented, safe and sound operation, providing the many services demanded by its patrons in a secure environment. Employing a conservative family atmosphere as the basis continues to be a successful element in the process.

The investment and involvement of the shareholder, patron, board member, management and staff are appreciated, although at times, not recognized. Therefore, the year during which the bank attains its significant achievement of eighty years is dedicated to all who have worked so hard to make your corporation the success it is today.

Cordially yours,

John J. Remaley
President

Beard Miller Company LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Neffs Bancorp, Inc. and Subsidiary
Neffs, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Neffs Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neffs Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Pittsburgh, Pennsylvania
January 10, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2002	December 31, 2001
	(In Thousands, Except Share Data)	
Cash and due from banks	**$ 2,732**	$ 2,909
Interest bearing deposits with banks	**18**	45
Federal funds sold	**10,475**	2,076
Securities available for sale	**10,044**	5,433
Securities held to maturity, fair value 2002 $85,914; 2001 $69,593	**84,353**	70,221
Loans	**69,598**	72,615
Allowance for loan losses	**(564)**	(445)
Net Loans	**69,034**	72,170
Premises and equipment, net	**2,396**	2,319
Other assets	**1,241**	1,276
Total Assets	**$180,293**	$156,449

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities:		
Deposits:		
Non-interest bearing	**$ 11,934**	$ 11,593
Interest bearing	**134,601**	113,339
Total Deposits	**146,535**	124,932
Other liabilities	**933**	1,019
Total Liabilities	**147,468**	125,951
Stockholders' equity:		
Common stock, $1 par value; authorized 2,500,000 shares; issued 200,000 shares; outstanding 196,431 shares	**200**	200
Paid-in capital	**609**	609
Retained earnings	**32,610**	30,404
Accumulated other comprehensive income (loss)	**21**	(100)
Treasury stock, at cost 3,569 shares	**(615)**	(615)
Total Stockholders' Equity	**32,825**	30,498
Total Liabilities and Stockholders' Equity	**$180,293**	$156,449

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in Thousands, Except per Share Data)		
INTEREST INCOME			
Interest and fees on loans	$ 5,470	$ 5,813	$5,480
Interest and dividends on investments:			
Taxable	2,990	3,043	3,134
Exempt from federal income taxes	1,709	1,122	1,075
Interest on federal funds sold	133	98	13
Total Interest Income	10,302	10,076	9,702
INTEREST EXPENSE			
Interest on deposits	4,977	5,095	4,669
Interest on short-term borrowings	-	3	47
Total Interest Expense	4,977	5,098	4,716
Net Interest Income	5,325	4,978	4,986
PROVISION FOR LOAN LOSSES	170	37	-
Net Interest Income after Provision for Loan Losses	5,155	4,941	4,986
OTHER INCOME			
Service charges on deposit accounts	177	162	157
Other service charges and fees	66	73	88
Gain on sale of foreclosed real estate	-	7	-
Other income	43	22	56
Net security gains	1	5	-
Total Other Income	287	269	301
OTHER EXPENSES			
Salaries and employee benefits	1,003	931	869
Occupancy	119	112	101
Furniture and equipment	120	126	144
Pennsylvania shares tax	283	261	239
Other operating	461	560	432
Total Other Expenses	1,986	1,990	1,785
Income before Income Taxes	3,456	3,220	3,502
INCOME TAX (BENEFIT) EXPENSE			
Current	689	731	835
Deferred	(48)	(25)	8
	641	706	843
Net Income	$ 2,815	$ 2,514	$2,659
EARNINGS PER SHARE, BASIC	$14.33	$12.80	$13.43
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	196,431	196,474	197,940

See notes to consolidated financial statements.

NEFFS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31 2002, 2001 and 2000

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
			(In Thousands)			
BALANCE - DECEMBER 31, 1999	$200	$609	$ 26,079	$(6)	$(89)	$26,793
Comprehensive income:						
Net income	-	-	2,659	-	-	2,659
Change in unrealized net gains (losses) on securities available for sale	-	-	-	23	-	23
Total Comprehensive Income						2,682
Cash dividends declared on common stock, $2.10 per share	-	-	(416)	-	-	(416)
Purchase of treasury stock	-	-	-	-	(399)	(399)
BALANCE - DECEMBER 31, 2000	200	609	28,322	17	(488)	28,660
Comprehensive income:						
Net income	-	-	2,514	-	-	2,514
Change in unrealized net gains (losses) on securities available for sale	-	-	-	(117)	-	(117)
Total Comprehensive Loss						2,397
Cash dividends declared on common stock, $2.20 per share	-	-	(432)	-	-	(432)
Purchase of treasury stock	-	-	-	-	(127)	(127)
BALANCE - DECEMBER 31, 2001	200	609	30,404	(100)	(615)	30,498
Comprehensive income:						
Net income	-	-	**2,815**	-	-	**2,815**
Change in unrealized net gains (losses) on securities available for sale	-	-	-	**121**	-	**121**
Total Comprehensive Income						**2,936**
Cash dividends declared on common stock, $3.10 per share	-	-	**(609).**	-	-	**(609)**
BALANCE - DECEMBER 31, 2002	**$200**	**$609**	**$32,610**	**$21**	**$(615)**	**$32,825**

See notes to consolidated financial statements.

NEFFS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$2,815**	$2,514	$2,659
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**111**	107	134
Provision for loan losses	**170**	37	-
Gain on sale of foreclosed real estate	**-**	(7)	-
Net accretion of securities	**(447)**	(431)	(315)
Net security gains	**(1)**	(5)	-
Deferred income tax (benefit) expense	**(48)**	(25)	8
(Increase) decrease in assets:			
Accrued interest receivable	**18**	186	(54)
Other assets	**2**	(11)	(15)
Increase (decrease) in liabilities:			
Accrued interest payable	**(71)**	(27)	118
Other liabilities	**(15)**	4	(50)
Net Cash Provided by Operating Activities	**2,534**	2,342	2,485
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease in interest bearing deposits with banks	**27**	4	11
Net increase in federal funds sold	**(8,399)**	(2,030)	(46)
Purchases of securities available for sale	**(7,881)**	(3,583)	(31)
Purchases of securities held to maturity	**(41,852)**	(33,357)	(3,052)
Proceeds from maturities and principal repayments of securities available for sale	**3,453**	1,191	147
Proceeds from maturities/calls of securities held to maturity	**28,169**	28,382	3,333
Net (increase) decrease in loans	**2,966**	(2,637)	(5,988)
Proceeds from sale of foreclosed real estate	**-**	104	39
Purchases of premises and equipment	**(188)**	(322)	(287)
Net Cash Used in Investing Activities	**(23,705)**	(12,248)	(5,874)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	**21,603**	11,211	4,508
Decrease in short-term borrowings	**-**	-	(435)
Dividends paid	**(609)**	(432)	(416)
Purchases of treasury stock	**-**	(127)	(399)
Net Cash Provided by Financing Activities	**20,994**	10,652	3,258
Net Increase (Decrease) in Cash and Cash Equivalents	**(177)**	746	(131)
CASH AND CASH EQUIVALENTS - BEGINNING	**2,909**	2,163	2,294
CASH AND CASH EQUIVALENTS - ENDING	**$2,732**	$2,909	$2,163
SUPPLEMENTARY CASH FLOWS INFORMATION			
Interest paid	**$5,048**	$5,124	$4,598
Income taxes paid	**$ 687**	$ 735	$ 892

See notes to consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Neffs Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, The Neffs National Bank (the "Bank"). All material intercompany transactions have been eliminated.

Nature of Operations

The Bank operates from one location in Lehigh County, Pennsylvania. The primary source of revenue is providing residential mortgages, consumer loans and commercial loans to customers located within the Lehigh Valley.

Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "securities held to maturity" and are reported at amortized cost. Debt and equity securities not classified as held to maturity securities are classified as "securities available for sale" and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Premiums and discounts are recognized as interest income using the interest method over the terms of the securities.

Net gain or loss on the sale of securities is determined using the specific identification method.

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. The stock is carried at cost.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances. Interest income is accrued on the unpaid principal balance.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Foreclosed assets initially are recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual residential and consumer loans for impairment disclosures.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. For financial statement reporting and income tax purposes, depreciation is computed both on the straight-line and accelerated methods over the estimated useful lives of the premises and equipment. Charges for maintenance and repairs are expensed as incurred.

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense for the years ended December 31, 2002, 2001 and 2000 was $19,000, $26,000 and $19,000, respectively.

Income Taxes

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Corporation files a consolidated federal income tax return.

Earnings per Share

Earnings per share is based on the weighted average shares of common stock outstanding during each year. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

Employee Benefit Plan

The Bank has a non-contributory defined contribution pension plan covering all employees having at least one year of service. Contribution amounts are determined annually by the Corporation and are charged to current operating expense. The expense amounted to $61,000, $59,000 and $58,000 for 2002, 2001 and 2000, respectively.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Corporation has defined cash and cash equivalents as cash on hand and amounts due from banks.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards

In July 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement delays recognition of these costs until liabilities are incurred, rather than at the date of commitment to the plan, and requires fair value measurement. It does not impact the recognition of liabilities incurred in connection with a business combination or the disposal of long-lived assets. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002 and are not expected to have a significant impact on the Corporation's financial condition or results of operations.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions." This Statement provides guidance on accounting for the acquisition of a financial institution, including the acquisition of part of a financial institution. The Statement defines criteria for determining whether the acquired financial institution meets the conditions for a "business combination." If the acquisition meets the conditions of a "business combination," the specialized accounting guidance under Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" will not apply after September 30, 2002 and the amount of any unidentifiable intangible asset will be reclassified to goodwill upon adoption of Statement No. 147. The transition provisions were effective on October 1, 2002 and did not have any impact on the Corporation's financial condition or results of operations.

NOTE 2 - CASH AND DUE FROM BANKS

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts (checking accounts, NOW accounts, etc.). Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank. The Bank also, from time to time, maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The reserve requirement at December 31, 2002 and 2001 was $379,000 and $347,000, respectively.

NOTE 3 - SECURITIES

The amortized cost and fair values of securities are as follows:

	December 31, 2002			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
	(In Thousands)			
AVAILABLE FOR SALE SECURITIES:				
Mortgage-backed securities	**$ 9,614**	**$90**	**$58**	**$ 9,646**
Equity securities	**398**	**-**	**-**	**398**
	$10,012	**$90**	**$58**	**$10,044**
	December 31, 2001			
U.S. Treasury securities	$1,000	$18	$ -	$1,018
Mortgage-backed securities	4,063	3	174	3,892
Equity securities	523	-	-	523
	$5,586	$21	$174	$5,433

NOTE 3 - SECURITIES (CONTINUED)

	December 31, 2002			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
		(In Thousands)		
HELD TO MATURITY SECURITIES:				
Obligations of U.S. government agencies	**$21,033**	**$ 210**	**$ 25**	**$21,218**
Obligations of states and political subdivisions	**43,323**	**1,460**	**110**	**44,673**
Other securities	**6,320**	**86**	**313**	**6,093**
Mortgage-backed securities	**13,677**	**260**	**7**	**13,930**
	$84,353	**$2,016**	**$455**	**$85,914**
	December 31, 2001			
Obligations of U.S. government agencies	$17,807	$176	$220	$17,763
Obligations of states and political subdivisions	30,804	234	490	30,548
Other securities	11,936	136	384	11,688
Mortgage-backed securities	9,674	29	109	9,594
	$70,221	$575	$1,203	$69,593

Included in equity securities are restricted equity securities of the Federal Reserve Bank, Atlantic Central Bankers Bank and Federal Home Loan Bank. These equity securities are carried at cost.

NOTE 3 - SECURITIES (CONTINUED)

The amortized cost and fair values of securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ -	$ -	$ 2,874	$ 2,921
Due after one year through five years	-	-	4,893	4,991
Due after five years through ten years	-	-	22,250	22,775
Due after ten years	-	-	40,659	41,297
	-	-	70,676	71,984
Mortgage-backed securities	9,614	9,646	13,677	13,930
Equity securities	398	398	-	-
	$10,012	$10,044	$84,353	$85,914

Gross gains of $1,000, $5,000 and $-0- were realized on calls of securities during 2002, 2001 and 2000, respectively. There were no gross realized losses during 2002, 2001 and 2000.

The changes in net unrealized holding gains (losses) on securities available for sale that has been included in other comprehensive income (loss) for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	(In Thousands)		
Gross change in unrealized gains (losses) on securities available for sale	$185	$(172)	$35
Reclassification adjustment for gains realized in income	(1)	(5)	-
Net Unrealized Gains (Losses)	184	(177)	35
Deferred taxes	63	(60)	12
Net Change in Unrealized Gains (Losses) on Securities Available for Sale	$121	$(117)	$23

Securities with an amortized cost and fair value of approximately $4,500,000 and $3,108,000 at December 31, 2002 and $3,500,000 and $3,597,000 at December 31, 2001 were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 - LOANS

The composition of the Corporation's loan portfolio at December 31, 2002 and 2001 is as follows:

	2002	2001
	(In Thousands)	
Commercial	**$ 3,490**	$ 4,579
Commercial real estate	**11,300**	10,281
Residential real estate	**35,046**	39,490
Real estate construction	**657**	1,095
Home equity	**12,493**	10,882
Other consumer	**6,612**	6,288
Total Loans	**$69,598**	$72,615

The Corporation grants commercial loans, residential mortgages and consumer loans to customers located within the Lehigh Valley. Although the Corporation has a diversified portfolio, exposure to credit loss can be adversely impacted by downturns in local economic and employment conditions.

Loans on which the accrual of interest has been discontinued amounted to $227,000 and $298,000 at December 31, 2002 and 2001, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $203,000 and $71,000 at December 31, 2002 and 2001, respectively.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses are summarized as follows:

	2002	2001	2000
		(In Thousands)	
Balance, beginning	**$445**	$440	$461
Provisions for loan losses	**170**	37	-
Recoveries on loans previously charged off	**6**	5	4
Loans charged off	**(57)**	(37)	(25)
Balance, ending	**$564**	$445	$440

There were no impaired loans as of December 31, 2002. At December 31, 2001, impaired loans totaled $465,000. The average recorded investment in impaired loans during 2002, 2001 and 2000 was $116,000, $599,000 and $102,000, respectively. Interest income on impaired loans of $14,000, $42,000 and $18,000 was recognized for cash payments received in 2002, 2001 and 2000, respectively.

NOTE 6 - PREMISES AND EQUIPMENT

The following summarizes premises and equipment at December 31, 2002 and 2001:

	2002	2001
	(In Thousands)	
Premises	**$2,593**	$2,535
Furniture, fixtures and equipment	**1,431**	1,301
	4,024	3,836
Accumulated depreciation	**(1,866)**	(1,755)
	2,158	2,081
Land	**238**	238
	$2,396	$2,319

NOTE 7 - INTEREST BEARING DEPOSITS

Interest bearing deposits include certificates of deposit issued in denominations of $100,000 or greater which amounted to $19,358,000 and $13,088,000 at December 31, 2002 and 2001, respectively. Interest expense related to certificates of $100,000 or greater was $1,014,000, $1,015,000 and $636,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Interest bearing deposits at December 31, 2002 and 2001 are further detailed as follows:

	2002	2001
	(In Thousands)	
Savings accounts	**$ 53,331**	$ 34,834
NOW accounts	**8,190**	8,236
Certificates and other time deposits	**73,080**	70,269
	$134,601	$113,339

Time deposits at December 31, 2002, had the following scheduled maturities (in thousands):

2003	**$34,132**
2004	**11,888**
2005	**12,248**
2006	**7,147**
2007	**7,665**
	$73,080

NOTE 8 - BORROWINGS

The Bank has a line of credit commitment available from the Atlantic Central Bankers Bank for borrowings up to $4,000,000 in federal funds. Borrowings on this line are repaid on a daily basis. There were no borrowings under this line of credit as of December 31, 2002 and 2001.

The Bank's maximum borrowing capacity with the Federal Home Loan Bank was $73,386,000. There were no borrowings outstanding at December 31, 2002 and 2001. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

NOTE 9 - INCOME TAXES

The components of the net deferred tax asset at December 31, 2002 and 2001 are as follows:

	2002	2001
	(In Thousands)	
Unrealized losses on securities available for sale	**$ -**	$ 52
Allowance for loan losses	**141**	100
Accrued benefits	**9**	11
Total Deferred Tax Assets	**150**	163
Securities accretion	**16**	37
Unrealized gains on securities available for sale	**11**	-
Depreciation	**12**	-
Total Deferred Tax Liabilities	**39**	37
Net Deferred Tax Asset	**$111**	$126

The income tax provision for financial reporting purposes differs from the amount computed by applying the statutory income tax rate to income before income taxes. The differences for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
		(In Thousands)	
Tax at statutory rate	**$1,175**	$1,095	$1,190
Increase (decrease) resulting from:			
Nontaxable interest income	**(613)**	(453)	(402)
Other	**79**	64	55
	$ 641	$ 706	$ 843

NOTE 10 - RELATED PARTY TRANSACTIONS

Some of the Corporation's or the Bank's directors, principal officers, principal shareholders and their related interests had transactions with the Bank in the ordinary course of business. All loans and loan commitments were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions. In the opinion of management, these transactions do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future.

The following is an analysis of loans to these parties during 2002 (in thousands):

Balances, January 1, 2002	**$715**
Advances	**253**
Repayments	**(179)**
Balances, December 31, 2002	**$789**

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contract or notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The following table identifies the contract or notional amount of those instruments at December 31, 2002 and 2001:

	2002	**2001**
	(In Thousands)	
Commitments to grant loans	**$2,159**	$1,886
Unfunded commitments under lines of credit	**1,319**	1,265
Letters of credit	**298**	195
	$3,776	$3,346

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

Letters of credit written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE 12 - CONTINGENCIES AND COMMITMENTS

There are no material legal proceedings to which the Corporation or the Bank are a party, except proceedings which arise in the normal course of business and, in the opinion of management, will not have a material effect on the consolidated financial position of the Corporation and the Bank.

NOTE 13 - DIVIDEND RESTRICTIONS

The amount of funds available to a parent from its subsidiary bank is limited for all national banks by restrictions imposed by the Comptroller of the Currency. At December 31, 2002, dividends were restricted not to exceed $5,862,000. These restrictions have not had, and are not expected to have, a significant impact on the Corporation's ability to meet its cash obligations.

NOTE 14 - CAPITAL REQUIREMENTS

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 14 - CAPITAL REQUIREMENTS (CONTINUED)

The Corporation and Bank's actual capital ratios as of December 31, 2002 and 2001, and the maximum ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2002:						
Total capital (to risk-weighted assets):						
Neffs Bancorp, Inc.	**$33,368**	**40.9** %	**$≥6,530**	**≥8.0** %	**N/A**	
The Neffs National Bank	**33,042**	**40.6**	**≥6,509**	**≥8.0**	**$≥8,136**	**≥10.0** %
Tier 1 capital (to risk-weighted assets):						
Neffs Bancorp, Inc.	**32,804**	**40.2**	**≥3,265**	**≥4.0**	**N/A**	
The Neffs National Bank	**32,478**	**39.9**	**≥3,255**	**≥4.0**	**≥4,882**	**≥ 6.0**
Tier 1 capital (to average assets):						
Neffs Bancorp, Inc.	**32,804**	**18.5**	**≥7,098**	**≥4.0**	**N/A**	
The Neffs National Bank	**32,478**	**18.3**	**≥7,098**	**≥4.0**	**≥8,873**	**≥ 5.0**
As of December 31, 2001:						
Total capital (to risk-weighted assets):						
Neffs Bancorp, Inc.	$31,043	37.6 %	$≥6,613	≥8.0 %	N/A	
The Neffs National Bank	30,770	37.3	≥6,594	≥8.0	$≥8,243	≥10.0 %
Tier 1 capital (to risk-weighted assets):						
Neffs Bancorp, Inc.	30,598	37.0	≥3,306	≥4.0	N/A	
The Neffs National Bank	30,325	36.8	≥3,297	≥4.0	≥4,946	≥ 6.0
Tier 1 capital (to average assets):						
Neffs Bancorp, Inc.	30,598	20.1	≥6,085	≥4.0	N/A	
The Neffs National Bank	30,325	19.9	≥6,085	≥4.0	≥7,606	≥ 5.0

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Below are various estimated fair values at December 31, 2002 and 2001, as required by Statement of Financial Accounting Standards No. 107 ("FAS 107"). Such information, which pertains to the Corporation's financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the Corporation. It is the Corporation's general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by the Corporation in estimating financial instrument fair values:

Cash and Due from Banks, Interest-Bearing Deposits with Banks and Federal Funds Sold

The balance sheet carrying amounts for cash and due from banks interest-bearing deposits with banks and federal funds sold approximate the estimated fair values of such assets.

Securities

Fair values for securities held to maturity and securities available for sale are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of restricted equity securities, such as Federal Reserve Bank stock, Atlantic Central Bankers Bank stock and Federal Home Loan Bank stock, is considered a reasonable estimate of fair value.

Loans Receivable

Fair values of variable rate loans subject to frequent repricing and which entail no significant credit risk are based on the carrying amounts. The estimated fair values of other loans are estimated by discounting the future cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest is considered a reasonable estimate of fair value.

Deposit Liabilities

For deposits which are payable on demand, the carrying amount is a reasonable estimate of fair value. Fair values of fixed rate time deposits are estimated by discounting the future cash flows using interest rates currently being offered and a schedule of aggregate expected maturities. The carrying amount of accrued interest approximates its fair value.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Off-Balance Sheet Instruments

The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
Financial assets:				
Cash and short-term investments	**$ 13,225**	**$ 13,225**	$ 5,030	$ 5,030
Securities available for sale	**10,044**	**10,044**	5,433	5,433
Securities held to maturity	**84,353**	**85,914**	70,221	69,593
Loans, net	**69,034**	**73,288**	72,170	74,721
Accrued interest receivable	**1,062**	**1,062**	1,079	1,079
Financial liabilities:				
Deposits	**146,535**	**149,034**	124,932	127,620
Accrued interest payable	**893**	**893**	964	964
Off-balance sheet financial instruments:				
Commitments to extend credit and letters of credit	**-**	**-**	-	-

NOTE 16 - CONDENSED FINANCIAL INFORMATION OF NEFFS BANCORP, INC. (PARENT ONLY)

BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In Thousands)	
ASSETS		
Cash	$ 1	$ -
Investment in subsidiary	32,499	30,222
Premises and equipment	265	233
Other assets	61	43
	$32,826	$30,498
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liability, accounts payable	$ 1	$ -
Stockholders' equity	32,825	30,498
	$32,826	$30,498

STATEMENTS OF INCOME

	Years Ended December 31, 2002	2001	2000
		(In Thousands)	
Dividends from subsidiary	$ 695	$ 669	$ 881
Rental income	8	-	-
Expenses	62	110	14
	641	559	867
Applicable income tax benefit	18	37	4
	659	596	871
Equity in undistributed earnings of subsidiary	2,156	1,918	1,788
Net Income	$2,815	$2,514	$2,659

NOTE 16 - CONDENSED FINANCIAL INFORMATION OF NEFFS BANCORP, INC. (PARENT ONLY) (CONTINUED)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$2,815**	$2,514	$2,659
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**7**	6	-
Equity in undistributed earnings of subsidiary	**(2,156)**	(1,918)	(1,788)
(Increase) decrease in other assets	**(18)**	(37)	4
Increase (decrease) in accounts payable	**1**	(3)	3
Net Cash Provided by Operating Activities	**649**	562	878
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchases of premises and equipment	**(39)**	(3)	(231)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	**(609)**	(432)	(416)
Purchase of treasury stock	**-**	(127)	(399)
Net Cash Used in Financial Activities	**(609)**	(559)	(815)
Net Increase (Decrease) in Cash	**1**	-	(168)
CASH - BEGINNING	**-**	-	168
CASH - ENDING	**$ 1**	$ -	$ -

NEFFS BANCORP, INC. AND SUBSIDIARY
SELECTED FINANCIAL DATA

The following financial information is not covered by the auditor's report and must be read in conjunction with the consolidated financial statements and related notes along with Management's Discussion and Analysis of Financial Condition and Results of Operations.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2002	2001	December 31, 2000	1999	1998
Interest Income					
Interest and fees on loans	$ 5,470	$ 5,813	$ 5,480	$ 5,106	$ 5,010
Interest and dividends on securities	4,699	4,165	4,209	4,079	3,727
Interest on federal funds sold	133	98	13	132	194
Total interest income	10,302	10,076	9,702	9,317	8,931
Interest Expense					
Deposits	4,977	5,095	4,669	4,584	4,566
Short-term borrowings	-	3	47	3	-
Total interest expense	4,977	5,098	4,716	4,587	4,566
Net interest income	5,325	4,978	4,986	4,730	4,365
Provision for loan losses	170	37	-	-	-
Net interest income after provision for loan losses	5,155	4,941	4,986	4,730	4,365
Other operating income	287	269	301	442	361
Other operating expenses	1,986	1,990	1,785	1,697	1,701
Income before income taxes	3,456	3,220	3,502	3,475	3,025
Applicable income taxes	641	706	843	843	717
Net income	$ 2,815	$ 2,514	$ 2,659	$ 2,632	$ 2,308
Per Share Data					
Net income	$ 14.33	$ 12.80	$ 13.43	$ 13.26	$ 11.64
Dividends declared	$ 3.10	$ 2.20	$ 2.10	$ 2.00	$ 1.10
Average shares outstanding	196,431	196,474	197,940	198,563	198,303
At End of Period					
Total assets	$ 180,293	$ 156,449	$ 143,415	$ 137,397	$ 132,581
Securities	94,397	75,654	68,029	68,078	60,758
Loans, net of unearned income	69,598	72,615	70,010	64,179	60,147
Allowance for loan losses	564	445	440	461	471
Deposits	146,535	124,932	113,721	109,214	107,119
Stockholders' Equity	32,825	30,498	28,660	26,793	24,538
Key Ratios					
Return on average assets	1.70%	1.70%	1.90%	1.94%	1.81%
Return on average equity	8.85%	8.49%	9.54%	10.18%	9.74%
Net loans to deposit ratio	47.11%	57.77%	61.18%	58.34%	55.71%
Dividend payout ratio (dividends declared divided by net income)	21.63%	17.19%	15.63%	15.09%	9.45%
Equity to asset ratio (average equity divided by average total assets)	18.05%	20.06%	19.96%	19.03%	18.56%

QUARTERLY SUMMARY OF FINANCIAL DATA (unaudited)

2002

	Three Months Ended			
	March 31	June 30	September 30	December 31
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)				
Interest income	$ 2,523	$ 2,602	$ 2,605	$ 2,572
Interest expense	1,216	1,244	1,277	1,240
Net interest income	1,307	1,358	1,328	1,332
Provision for loan losses	20	45	45	60
Other income	69	66	71	81
Other expenses	478	527	489	492
Income before income taxes	809	786	794	780
Income tax expense	167	153	167	154
Net income	$ 642	$ 633	$ 627	$ 626
Earnings per share:				
Basic	$ 3.62	$ 3.56	$ 3.55	$ 3.60

2001

	Three Months Ended			
	March 31	June 30	September 30	December 31
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)				
Interest income	$ 2,490	$ 2,548	$ 2,541	$ 2,497
Interest expense	1,268	1,278	1,290	1,262
Net interest income	1,222	1,270	1,251	1,235
Provision for loan losses	-	-	-	37
Other income	63	70	65	71
Other expenses	457	504	518	511
Income before income taxes	765	766	733	687
Income tax expense	189	189	176	152
Net income	$ 576	$ 577	$ 557	$ 535
Earnings per share:				
Basic	$ 3.25	$ 3.29	$ 3.17	$ 3.09

COMMON STOCK INFORMATION

The company's common stock is currently quoted on the National Quotations Bureau's Electronic Quotation Service ("Pink Sheets") under the trading symbol NEFB. The company's common stock is traded over-the-counter from time to time, primarily in the company's geographic service area, through several local market makers.

The following table sets forth the high and low bid quotations for the company's common stock as reported for each quarterly period of the 2002 and 2001 fiscal years. This information is based on monthly reports from F. J. Morrissey & Company, Inc. There may have been other bids or transactions not known to the company. The quotations reflect inter-dealer prices, do not include retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

Common Stock Information

2002	HIGH	LOW	Cash Dividends Per Share
First Quarter	$ 226.00	$ 182.00	$ -
Second Quarter	205.00	188.00	1.10
Third Quarter	205.00	192.00	-
Fourth Quarter	205.00	192.00	2.00

2001	HIGH	LOW	Cash Dividends Per Share
First Quarter	$ 216.00	$ 186.00	$ -
Second Quarter	210.00	188.00	1.10
Third Quarter	200.00	192.00	-
Fourth Quarter	205.00	186.00	1.10

As of December 31, 2002, Neffs Bancorp, Inc. had 196,431 shares of stock outstanding and approximately 613 stockholders, including beneficial owners whose stock is held in nominee name.

(Dollars in Thousands, Except Per Share Data)

MANAGEMENT'S DICUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented with the accompanying consolidated financial statements for Neffs Bancorp, Inc. (the "Corporation") and its wholly owned subsidiary The Neffs National Bank (the "Bank"). The consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. This discussion should be read in conjunction with the financial tables, consolidated financial statements and notes to consolidated financial statements appearing elsewhere in this report. Current performance does not guarantee, assure or may not be indicative of similar performance in the future.

We have made forward-looking statements in this document and in documents that we incorporated by reference that are subject to risk and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the Corporation and the Bank. When we use words such as "believes", "expects", "anticipates" or other similar expressions, we are making forward-looking statements.

Stockholders should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of the Bank and could cause those results to differ materially from those expressed in our forward-looking statements contained or incorporated by reference in this document. These factors include the following:

-operating, legal and regulatory risks,
-economic, political and competitive forces affecting our Banking business, and
-the risk that our analysis of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in other documents that the Corporation files periodically with the Securities and Exchange Commission.

Critical Accounting Policies

Disclosure of the Corporation's significant accounting policies is included in Note 1 of the 2002 Annual Report. Certain of these policies are particularly sensitive requiring significant judgments, estimates and assumptions to be made by management. The allowance for loan losses is the critical accounting policy that requires significant management judgement.

Management, in determining the allowance for loan losses, makes significant estimates. Consideration is given to a variety of factors in establishing this estimate. In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' perceived financial and managerial strengths, the adequacy of the underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors.

OVERVIEW

The Corporation's assets increased by 15.24% to $180,293 at December 31, 2002 from $156,449 at December 31, 2001. During the same period, net loans receivable decreased $3,136, or 4.35% to $69,034 from $72,170, while deposits increased $21,603 or 17.29% to $146,535 from 124,932. In 2002, the Corporation recorded net income of $2,815 an increase of 11.97% as compared with $2,514 in 2001.

(Dollars in Thousands, Except Per Share Data)

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

The single largest component of the Corporation's primary operating income is net interest income. It is the amount by which interest earned on interest earning assets exceeds the interest paid on interest bearing liabilities. The change in interest income from year to year may be due to changes in interest rates, changes in volumes on interest earning assets and liabilities as well as changes in the mix of such assets and liabilities. The Corporation's primary interest earning assets are loans to businesses and individuals with a secondary source of income earned from the investment securities portfolio. Interest bearing liabilities consist primarily of time deposits, NOW deposits, and savings deposits. Generally, changes in net interest income are measured by net interest rate spread and net interest margin. Net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest bearing liabilities. Net interest margin represents the difference between interest income (including net loan fees earned) and interest expense calculated as a percentage of average earning assets.

2002 Compared to 2001

Total interest income increased by $226 or 2.24% to $10,302 for the year ended December 31, 2002 from $10,076 for the year ended December 31, 2001. This increase is the result of strong growth in the investment portfolio.

Total interest expense decreased by $121 or 2.37%, to $4,977 in 2002 from $5,098 in 2001. This decrease was the result of the declining rate environment during 2002.

Net interest income increased by $347 or 6.97% to $5,325 in 2002 from $4,978 in 2001. Even as interest rates were declining during 2002, the Corporation's net interest rate spread increased to 2.33% in 2002 from 2.26% in 2001, as decreased funding costs out paced the decrease of earning asset yields. Net interest margin decreased from 3.50% in 2001 to 3.28% in 2002. This decrease was due mainly to a slower increase in net interest income compared to the growth of average earning assets. Although the average earning assets increased by 14% over 2001, the net interest income only increased by 7% over 2001.

2001 Compared to 2000

Interest income increased by $374 or 3.85%, to $10,076 for 2001 from $9,702 for 2000. This increase was primarily the result of strong growth in the investment portfolio.

Total interest expense increased by $382, or 8.10%, to $5,098 in 2001 from $4,716 in 2000. The Bank continued to offer very competitive deposit account interest rates resulting in strong growth in both savings accounts and certificates of deposit.

Net interest income decreased by $8 or .16% to $4,978 in 2001 from $4,986 in 2000. Even as interest rates were generally on the decline during 2001, the Corporation's net interest rate spread decreased to 2.26% in 2001 from 2.50% in 2000, as decreased earning asset yields outpaced the decrease in funding costs. Net interest margin decreased from 3.70% in 2000 to 3.50% in 2001. This decrease was due mainly to the decrease in net interest income and the increase in average earning assets.

Table 1 presents a summary of the Bank's average balances; rates, interest income and expense, the interest rate spread and the net interest margin for the years ended December 31, 2002, 2001, and 2000.

TABLE 1
AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE

Year Ended December 31,	2002			2001			2000		
(DOLLARS IN THOUSANDS)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest earning assets:									
Loans receivable(1)	$ 71,337	$ 5,470	7.67%	$ 71,928	$ 5,813	8.08%	$ 66,870	$ 5,480	8.20%
Investment securities:									
Taxable	46,817	2,990	6.39%	43,516	3,043	6.99%	45,586	3,134	6.87%
Non-taxable(4)	36,212	1,709	4.72%	23,552	1,122	4.76%	22,171	1,075	4.85%
Other interest earning assets	8,070	133	1.65%	3,350	98	2.93%	234	13	5.56%
Total interest earning assets	$ 162,436	$ 10,302	6.34%	$ 142,346	$ 10,076	7.08%	$ 134,861	$ 9,702	7.19%
Noninterest earning assets	5,713			5,229			4,812		
Total assets	$ 168,149			$ 147,575			$ 139,673		
Interest bearing liabilities:									
NOW	$ 7,798	$ 100	1.28%	$ 6,975	$ 149	2.14%	$ 6,952	$ 146	2.10%
Savings	44,108	1,245	2.82%	29,386	916	3.12%	27,776	866	3.12%
Certificates of deposit	72,182	3,632	5.03%	69,353	4,030	5.81%	65,087	3,657	5.62%
Short term borrowings	-	-	0.00%	37	3	8.11%	760	47	6.18%
Total interest bearing liabilities	$ 124,088	$ 4,977	4.01%	$ 105,751	$ 5,098	4.82%	$ 100,575	$ 4,716	4.69%
Noninterest bearing liabilities:									
Demand deposits	11,831			11,453			10,302		
Other liabilities	405			764			912		
Stockholders' Equity	31,825			29,607			27,884		
Total Liabilities and Stockholders' Equity	$ 168,149			$ 147,575			$ 139,673		
Net interest income/spread(2)		$ 5,325	2.33%		$ 4,978	2.26%		$ 4,986	2.50%
Net interest margin			3.28%			3.50%			3.70%

(1) Average balances include non-accrual loans.
(2) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabiities.
(3) Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.
(4) There have been no tax equivalent adjustments made to yields.

Table 2 attributes increases and decreases in components of net interest income either to changes in average volume or to changes in average rates for interest earning assets and interest bearing liabilities. Numerous and simultaneous balance and rate changes occur during the year. The amount of change that is not due solely to volume or rate is allocated proportionally to each.

TABLE 2
RATE VOLUME ANALYSIS OF NET INTEREST INCOME
FOR THE YEAR ENDED, DECEMBER 31,

(DOLLARS IN THOUSANDS)	2002/2001 Increase (Decrease) Due to Change in			2001/2000 Increase (Decrease) Due to Change in		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans receivable	$ (48)	$ (295)	$ (343)	$ 410	$ (77)	$ 333
Investment Securities:						
Taxable	222	(275)	(53)	(145)	54	(91)
Non-taxable	597	(10)	587	66	(19)	47
Other interest-earning assets	92	(57)	35	93	(2)	85
Total interest-earning assets	$ 863	$ (637)	$ 226	$ 512	$ (47)	$ 374
Interest expense:						
NOW/Money market	$ 16	$ (65)	$ (49)	$ -	$ 3	$ 3
Savings	423	(94)	329	50	-	50
Certificates of deposits	159	(557)	(398)	245	128	373
Other liabilities	(1)	(2)	(3)	(56)	12	(44)
Total interest-bearing liabilities	$ 597	$ (718)	$ (121)	$ 246	$ 142	$ 382
Net change in net interest income	$ 266	$ 81	$ 347	$ 266	$ (189)	$ (8)

Provision for Loan Losses

Although the Corporation maintains sound credit practices, loan deterioration may occur resulting in the eventual charge off of the loans as losses. The provision for loan losses and the allowance for loan losses are based upon management's ongoing assessment of the Bank's credit exposure and consideration of other relevant factors. The allowance for loan losses is a valuation that is available to absorb potential yet undetermined future charge offs. The provision for loan losses is the amount charged against the Bank's earnings. Its appropriateness and adequacy are determined based upon several factors including:

- a continuing review of delinquent, classified and non-accrual loans, large loans and overall portfolio quality,
- analytical review of loan charge-off experience, delinquency rates and other relevant historical and peer statistical ratios,
- management's judgment with respect to the nature of the portfolio, concentrations of credit, regulatory recommendations and current and projected economic and business conditions and their impact on the existing portfolio, and
- regular examinations and review of the portfolio by regulatory authorities.

(Dollars in Thousands, Except Per Share Data)

The allowance is allocated to specific loan categories based upon management's classification of loans under the Corporation's internal loan grading system and to pools of other loans that are not individually analyzed. Management makes allocations to specific loans based on the present value of expected future cash flows or the fair value of the underlying collateral for impaired loans and to other classified loans based on various credit risk factors. These factors include collateral values, the financial condition of the borrower and industry and current economic trends.

Allocations to commercial loan pools are developed by internal risk rating and are based on management's judgment concerning historical loss trends and other relevant factors. Installment and residential mortgage loan allocations are made at a portfolio level based on historical loss experience adjusted for portfolio activity and current conditions. Estimated credit losses are based on the average annual rate of net charge-offs experienced over the previous two or three years on similar loans, adjusted for current condition and trends. While allocations are made to specific loans and pools of loans, the allowance is available for all loan losses.

The provision for loan losses was $170 for 2002, $37 for 2001 and there was no provision for 2000. The provision for loan losses was increased in 2002 due to historical loan experience and unfavorable economic conditions and projections.

The allowance for loan losses represented .81% of total loans receivable at December 31, 2002 as compared with .61% and .64% at December 31, 2001 and 2000, respectively. Management regularly assesses the appropriateness and adequacy of the allowance for loan losses in relation to credit exposure associated with individual borrowers, overall trends in the loan portfolio and other relevant factors, and believes the allowance is reasonable and adequate for each of the periods presented. The Corporation has no credit exposure to foreign countries or foreign borrowers.

Table 3 summarizes the Bank's loan loss experience for each of the five years ended December 31.

	Years Ended December 31				
(DOLLARS IN THOUSANDS)	2002	2001	2000	1999	1998
Average Loans Outstanding	$ 71,337	$ 71,928	$ 66,870	$ 62,036	$ 60,260
Allowance for Loan Loss at January 1	$ 445	$ 440	$ 461	$ 471	$ 479
Losses charged to allowance					
Commercial	27	7	13	-	-
Real estate	-	6	-	-	-
Consumer	30	24	12	11	12
	57	37	25	11	12
Recoveries credited to allowance					
Commercial	-	-	-	-	-
Real estate	-	-	-	-	-
Consumer	6	5	4	1	4
	6	5	4	1	4
Net charge-offs	51	32	21	10	8
Provision for loan losses	170	37	-	-	-
Allowance for loan losses at December 31	$ 564	$ 445	$ 440	$ 461	$ 471
Ratio of net charge-offs to average loans outstanding	0.07%	0.04%	0.03%	0.02%	0.01%

The amount charged to operations and the related balance in the allowance for loan losses is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience and management's estimate of potential losses.

Management maintains an allowance for loan losses that it considers adequate based on the evaluation process that is performs on a quarterly basis. As part of this process, management considers it appropriate to maintain a portion of the allowance that is based on credit quality trends, loan volume, current economic trends and other uncertainties. This portion of the allowance for loan losses is reflected as the unallocated portion in the table below that indicates the distribution of the allowance as of the end of each of the last five years.

	2002		2001		2000		1999		1998	
	Amount	% of Loan	Amount	% of Loan	Amount	% of Loan	Amount	% of Loan	Amount	% of Loan
Commercial	$ 108	21.25%	$ 92	20.47%	$ 70	19.07%	$ 64	19.50%	$ 60	19.88%
Real estate	235	69.25%	262	70.87%	257	72.10%	234	73.07%	223	72.96%
Consumer	126	9.50%	83	8.66%	86	8.83%	57	7.43%	47	7.16%
Unallocated	95	-	8	-	27	-	106	-	141	-
Total	$ 564	100.00%	$ 445	100.00%	$ 440	100.00%	$ 461	100.00%	$ 471	100.00%

(Dollars in Thousands, Except Per Share Data)

Non-Interest Income

2002 Compared to 2001

Non-interest income consists primarily of service charges. Non-interest income for 2002 increased $18 or 6.69%, to $287 from $269 in 2001. The increase was primarily attributable to service charges and fees associated with servicing a higher volume of deposit accounts, rental income, and increased income generated through safe deposit box rentals and Mastercard/Visa commissions.

2001 Compared to 2000

Non-interest income for 2001 decreased $32 or 10.63%, to $269 from $301 in 2000. The decrease was primarily attributable to a decline in the fees generated through the sale of loan-related life and disability insurance. In addition, 2000 other income was higher due to a refund that was received following the conversion of the Bank's employee life insurance benefit plan.

Non-Interest Expense

Salary expense and employee benefits represent the largest component, or 50.50% of non-interest expenses. Non-interest expenses also include an array of other expenses such as:

- occupancy and equipment expenses,
- stationery, printing and Bank supplies,
- advertising,
- outside service providers, relating to data processing and ATM services,
- professional fees for legal, accounting, and consulting services,
- cost associated with the due diligence process of extending and maintaining loans and the collection process,
- Bank shares tax and FDIC assessment, and
- other types of expenses incurred as part of the normal course of operation of the Bank.

2002 Compared to 2001

Non-interest expenses for 2002 were $1,986, representing a decrease of $4, or .20%, compared to $1,990 for 2001.

Salary expenses and related employee benefits increased by $72, or 7.73%, to $1,003 for 2002 from $931 for 2001. This increase was due to the hiring of additional personnel; normal salary increases paid to employees and increased premium costs associated with group medical insurance. At December 31, 2002, there were 28 full-time equivalent employees as compared to 27 at December 31, 2001.

Occupancy and equipment expenses remained relatively the same for 2002 as compared to 2001.

Other expenses decreased $99 or 17.68%, to $461 in 2002 from $560 in 2001. The major components of this decrease consist of fees associated with initial Securities and Exchange Commission filings which occurred in 2001. Due to the loss of two directors, expenses for director's fees have declined. The decreases in ATM transaction fees were offset by increasing fees charged to non-Bank customers, which lowered the ATM transaction fees.

(Dollars in Thousands, Except Per Share Data)

2001 Compared to 2000

Non-interest expenses for 2001 were $1,990, representing an increase of $205, or 11.48%, compared to $1,785 for 2000.

Salary expenses and related employee benefits increased by $62, or 7.13%, to $931 for 2001 from $869 for 2000. This increase was due to the hiring of additional personnel; normal salary increases paid to employees and increased premium costs associated with group medical insurance. At December 31, 2001, there were 27 full-time equivalent employees as compared to 26 at December 31, 2000.

Occupancy and equipment expenses decreased by $7 or 2.86%, to $238 for 2001 from $245 for 2000. This decrease was mainly due to a minimum of equipment purchases and a decrease in depreciation expense.

Other expenses increased $128, or 29.63%, to $560 in 2001 from $432 in 2000. This increase in other expenses is primarily attributed to fees associated with initial Securities and Exchange Commission filings which occurred in 2001 of $90.

Income Taxes

Income tax expense was $641 for 2002 as compared to $706 for 2001 and $843 for 2000. The 9.21% decrease in tax expense incurred in 2002 as compared to 2001 and a decrease of 16.3% in 2001 as compared to 2000 were the result of an increase in income from tax-free loans and securities.

Net Income

2002 Compared to 2001

Net income for 2002 was $ 2,815, an increase of $301 or 11.97%, from $2,514 for 2001. The increase in year 2002 net income was the result of a $347 increase in net interest income, an increase in the provision for loan losses of $133, an increase of $18 in other income, a decrease of $4 in other expense and a decrease in income tax expense of $65.

Basic earnings per share for 2002 were $14.33 and for 2001 were $12.80.

2001 Compared to 2000

Net income for 2001 was $ 2,514, a decrease of $145 or 5.45%, from $2,659 for 2000. The decrease in year 2001 net income was the result of a $7 decrease in net interest income, an increase in the provision for loan losses of $37, a decrease of $32 in other income, an increase of $205 in other expense and a decrease in income tax expense of $137.

Basic earnings per share for 2001 were $12.80 and for 2000 were $13.43.

FINANCIAL CONDITION

Securities

The Corporation's securities portfolio is composed of investments that not only provide interest income, including tax-exempt income, but also provide a source of liquidity. The portfolio allows management to better respond to the Bank's interest sensitivity position, to diversify the earning asset portfolio and provide collateral for public fund deposits and cash management/repurchase agreements. Established policies are in place that address various aspects in managing the portfolio, including but not limited to, concentrations, liquidity, credit quality, interest rate sensitivity and regulatory guidelines.

Although the Bank generally intends to hold its securities portfolio until maturity, a portion of the portfolio is classified as available-for-sale. Securities in the held to maturity category are accounted for at amortized cost. Available-for-sale securities are accounted for at fair value with unrealized gains or losses, net of income taxes, reported as a separate component of stockholders' equity. The Bank invests in securities for the yield they produce and not to profit from trading. The Bank holds no trading securities in its portfolio.

The securities portfolio at December 31, 2002 totaled $94,397 as compared to $75,654 at December 31, 2001, an increase of $18,743, or 24.77%. Securities available-for-sale increased to $10,044 at December 31, 2002 compared to $5,433 at December 31, 2001, whereas securities held to maturity increased to $84,353 at December 31, 2002, from $70,221 at December 31, 2001. Other than the U.S. Government and its agencies, the Bank holds no other securities of a single issuer whose aggregate carrying value exceeds 10% of stockholders' equity.

The carrying value of the available-for-sale securities portfolio as of December 31, 2002 includes net unrealized gains of $32 (reflected as accumulated other comprehensive income of $21 in stockholders' equity, net of deferred income taxes of $11) compared to net unrealized losses of $152 (reflected as accumulated other comprehensive loss of $100 in stockholders' equity, net of deferred income taxes of $52) as of December 31, 2001.

Table 4 illustrates the composition of the securities portfolio for the periods presented.

TABLE 4
SECURITIES

(DOLLARS IN THOUSANDS)	December 31, 2002	2001	2000
Held to maturity securities:			
U.S. Government agencies and corporations	$ 21,033	$ 17,807	$ 29,338
State and political subdivisions	43,323	30,804	22,040
Mortgage-backed	13,677	9,674	1,785
Other	6,320	11,936	11,648
Available-for-sale securities:			
Mortgage-backed	9,646	3,892	670
U.S. Treasury	-	1,018	2,029
Equity	398	523	519
Total securities	$ 94,397	$ 75,654	$ 68,029

Table 5 presents the maturities and average weighted yields of the securities portfolio as of December 31, 2002.

TABLE 5
MATURITIES AND WEIGHTED AVERAGE YIELDS OF SECURITIES

(DOLLARS IN THOUSANDS)	Within one year		After one but within five years		After five but within ten years		After ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale:								
Mortgage-backed securities	$ -	0.00%	$ -	0.00%	$ 135	6.03%	$ 9,511	6.05%
Held to maturity:								
U.S. government agencies	1,000	5.75%	2,500	3.00%	8,500	4.33%	9,033	5.38%
State and political subdivisions(1)	450	8.34%	1,793	8.13%	12,004	6.85%	29,076	7.10%
Mortgage-backed securities	-	0.00%	-	8.00%	-	0.00%	13,677	6.36%
Other securities	1,424	6.42%	600	6.35%	1,746	6.60%	2,550	6.83%
	2,874		4,893		22,250		54,336	
Total	$ 2,874		$ 4,893		$ 22,385		$ 63,847	

(1) Yields on tax-exempt debt securities have been computed on a fully tax-equivalent basis.

Loans

The loan portfolio comprises the major component of the Corporation's earning assets. Net loans receivable decreased $3,136, or 4.35% to $ 69,034 as of December 31, 2002 from $72,170 as of December 31, 2001. Net loans receivable represent 38.29% of total assets and 47.11% of total deposits as December 31, 2002 as compared to 46.13% and 57.77%, respectively, at December 31, 2001. All of the Corporation's loans are to domestic borrowers.

Loan concentrations are considered to exist when the total amount of loans to any one or a multiple number of borrowers engaged in similar activities or have similar economic characteristics exceeds 10% of loans outstanding in any one category. At December 31, 2002, real estate loans amounted to $ 59,496 or 85.49% of total loans, and commercial and industrial loans amounted to $3,490, or 5.01% of total loans. Although such loans were not made to one specific borrower or industry, it is important to note that the quality of these loans is affected by the region's economy and real estate market. Management does not believe such a concentration poses a problem to the Bank at this time.

Other than as described herein, management does not believe there are any trends, events, or uncertainties which are reasonably expected to have a material adverse impact on future results of operations, liquidity, or capital resources.

Table 6 presents the composition of the total loan portfolio for the periods presented.

TABLE 6
TOTAL LOANS OUTSTANDING

December 31,
(Dollars in thousands)

	2002		2001		2000		1999		1998	
	Amount	%of total	Amount	%of total	Amount	%of total	Amount	%of total	Amount	%of total
Commercial	$ 3,490	5.01%	$ 4,579	6.31%	$ 5,969	8.53%	$ 5,321	8.29%	$ 5,028	8.36%
Commercial real estate	11,300	16.24%	10,281	14.16%	7,378	10.54%	7,192	11.21%	$ 6,928	11.52%
Residential real estate	35,046	50.35%	39,490	54.37%	34,710	49.58%	35,456	55.25%	$ 34,025	56.57%
Real estate construction	657	0.94%	1,095	1.51%	3,690	5.27%	772	1.20%	$ 310	0.51%
Home equity	12,493	17.96%	10,882	14.99%	12,078	17.25%	10,666	16.62%	$ 9,552	15.88%
Other consumer	6,612	9.50%	6,288	8.66%	6,185	8.83%	4,772	7.43%	$ 4,304	7.16%
Total Loans Outstanding	$ 69,598	100.00%	$ 72,615	100.00%	$ 70,010	100.00%	$ 64,179	100.00%	$ 60,147	100.00%

Table 7 summarizes the loan maturities and interest sensitivity for a segment of the loan portfolio.

TABLE 7
LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES
COMMERCIAL AND CONSTRUCTION LOANS
December 31, 2002

(DOLLARS IN THOUSANDS)	1 year or less	1 year thru 5 years	After 5 years	Total
Maturity of loans receivable:				
Commercial and commercial real estate	$ 7,503	$ 6,137	$ 1,150	$ 14,790
Real estate-construction	-	657	-	$ 657
Total	$ 7,503	$ 6,794	$ 1,150	$ 15,447

	1 year thru 5 years	After 5 years
Fixed interest rates	$ 2,932	$ 1,150
Floating or adjustable interest rates	3,862	-
Total	$ 6,794	$ 1,150

(Dollars in Thousands, Except Per Share Data)

Credit Risk and Loan Quality

The Corporation continues to strive to minimize credit risk. The Corporation's written lending policy requires underwriting, loan documentation and credit analysis standards to be met prior to the approval and funding of any loan. In accordance with that policy, internal loan review monitors the loan portfolio on an ongoing basis. The loan committee then prepares an analysis each quarter of the allowance for loan losses, which is then submitted to the Board of Directors for its assessment as to the adequacy of the allowance.

The lending policy is executed through the tiered assignment of loan limit authorities (secured and unsecured), to individual officers of the Bank, the Loan Committee and the Board of Directors. Although the Corporation maintains sound credit policies, certain loans may deteriorate for a variety of reasons. The Corporation's policy is to place all loans on a non-accrual status upon becoming 90 days delinquent in their payments, unless there is a documented, reasonable expectation of the collection of the delinquent amount. Loans are reviewed monthly as to their delinquency status, and on a quarterly basis through review and preparation of a troubled loans report, which is presented to the Board of Directors.

Total non-performing loans (comprised of non-accruing loans and loans past due for more than 90 days) as of December 31, 2002 were $ 430 as compared to $369 as of December 31, 2001. Total nonperforming loans as a percentage of total loans were .62% at December 31, 2002 as compared to .51% at December 31, 2001. There was no foreclosed real estate at December 31, 2002, or December 31, 2001. Lenders continue to work with customers to minimize losses associated with non-accrual and delinquent accounts. In addition, management is not aware of any material potential loan problems that have not been disclosed herein.

Table 8 presents detailed information about the Corporation's non-performing loans and non-performing assets for the period presented.

	December 31,				
(DOLLARS IN THOUSANDS)	2002	2001	2000	1999	1998
Non-accruing loans	$ 227	$ 298	$ 4	$ 136	$ 260
Accruing loans past due 90 days or more	203	71	263	337	56
Restructured loans	-	-	-	-	-
Total nonperforming loans	$ 430	$ 369	$ 267	$ 473	$ 316
Foreclosed real estate	-	-	97	-	-
Total nonperforming assets	$ 430	$ 369	$ 364	$ 473	$ 316
Non-accrual loans:					
Interest income that would have been recorded on non-accrual loans	17	17	-	12	19
Interest income for above loans included in net income for the period	-	7	2	-	-
Ratios:					
Nonperforming loans to total loans	0.62%	0.51%	0.38%	0.74%	0.53%
Allowance for loan losses to nonperforming loans	131.16%	120.60%	164.79%	97.46%	149.05%
Nonperforming assets to total assets	0.24%	0.24%	0.25%	0.34%	0.24%
Commitments to lend additional funds to nonperforming loan customers	-	-	-	-	-

Deposits

Deposits are the major source of the Corporation's funds for lending and other investment purposes. Total deposits at December 31, 2002 were $146,535, an increase of $21,603, or 17.29%, over total deposits of $124,932 as of December 31, 2001. The Corporation experienced the following increases/(decreases) for the year 2002 as compared to 2001.

Non-interest bearing demand deposits	2.94%
Interest-bearing demand deposits	(0.56%)
Savings Deposits	53.10%
Time Deposits	4.00%

The increase in savings deposits is due to favorable rates offered on these accounts as compared to the recent returns on NOW deposit investments in the marketplace.

Table 9 displays the maturities and amounts of time certificates and other time deposits issued in denominations of $100 or more at December 31, 2002.

TABLE 9
DEPOSIT MATURITIES

(DOLLARS IN THOUSANDS)		Time Certificates
Three months or less	$	2,079
Over three months but within six months		1,245
Over six months but within twelve months		2,365
Over twelve months		13,669
Total	$	19,358

Liquidity

Liquidity represents the Corporation's ability to efficiently manage cash flows at reasonable rates to support possible commitments to borrowers or the demands of depositors. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth and normal operating expenditures. Liquidity needs may be met by converting assets into cash or obtaining sources of additional funding.

Sources of asset liquidity are provided through cash, amounts due from Banks, interest-bearing deposits with Banks and federal funds sold, which totaled $13,225 at December 31, 2002 as compared to $5,030 at December 31, 2001. Additional liquidity sources include principal payments on securities in the Bank's securities portfolio and cash flow from its amortizing loan portfolio. Selling securities available-for-sale, selling loans or raising additional capital may be used to meet longer-term liquidity needs. At December 31, 2002, available-for-sale securities totaling $10,044 were available for liquidity purposes as compared with $5,433 at December 31, 2001.

Liability liquidity sources include attracting deposits at competitive rates. Core deposits at December 31, 2002 totaled $111,366 as compared to $95,851 at December 31, 2001. The Corporation has a $4 million federal fund line of credit with its main correspondent bank, Atlantic Central Bankers Bank. The Corporation had no federal funds purchased under this line at December 31, 2002 and 2001. The Corporation also has established a federal fund line of credit and other credit facilities with the Federal Home Loan Bank, which are reliable sources for short and long-term funds.

Management is not aware of any demands, trends, commitments, or events that would result in the Bank's inability to meet anticipated or unexpected needs.

Stockholders' Equity and Capital Requirements/Ratios

The net effect of the activity in stockholders' equity resulted in an increase of $2,327 in total stockholders' equity to $32,825 at December 31, 2002 from $30,498 at December 31, 2001. Stockholders' equity increased in 2002 as a result of retained earnings of $2,206 plus an increase in accumulated other comprehensive income of $121. At December 31, 2002, the Bank had $21 in net unrealized gains on available-for-sale securities, as compared with $100 in net unrealized losses at December 31, 2001. Unrealized gains in 2002 of $ 121 were due mainly to increased market value of mortgage-backed securities. FAS 115 requires Banks to report securities classified as "available-for-sale" at fair value, with unrealized gains or losses, net of deferred income taxes, reported as a separate component of stockholders' equity. The FAS 115 adjustment is not included in the Corporation's calculation of regulatory capital ratios.

The Corporation places a significant emphasis on maintaining a strong capital base. The goals for capital planning are to build a strong capital base to allow for future growth, to support risks inherent in the Banking industry, to retain earnings to meet regulatory requirements and to provide an adequate return to stockholders.

Current capital guidelines issued by federal regulatory authorities require the Bank to meet minimum risk-based capital ratios in an effort to make regulatory capital more responsive to the risk exposure related to the Bank's on and off-balance sheet items.

Risk-based capital provides the basis for which all Banks are evaluated in terms of capital adequacy. Risk-based capital guidelines redefine the components of capital, categorize assets into risk classes and include certain off-balance sheet items in the calculation of capital requirements. The components of risk-based capital are segregated as Tier I and Tier II capital. Tier I capital is composed of total stockholders' equity reduced by goodwill and other intangible assets. Tier II capital is comprised of the allowance for loan losses and any qualifying debt obligations. Risk-based capital standards require all Banks to have Tier I capital of at least 4% and total capital (including Tier I capital) of at least 8% of risk-weighted assets.

The Bank is also subject to leverage capital requirements. This requirement compares capital (using the definition of Tier I capital) to average balance sheet assets and is intended to supplement the risk-based capital ratio in measuring capital adequacy. The guidelines set a minimum leverage ratio of 3% for institutions that are highly rated in terms of safety and soundness, and which are not experiencing or anticipating any significant growth. Other institutions are expected to maintain capital levels of at least 1% or 2% above the minimum. As of December 31, 2002, the Bank has a Tier I leverage ratio of 18.3%.

Table 10 provides a comparison of the Bank's risk-based capital ratios and leverage ratios.

TABLE 10
CAPITAL RATIOS

(DOLLARS IN THOUSANDS)	December 31, 2002	December 31, 2001
Tier I, common stockholders' equity	$ 32,485	$ 30,325
Tier II, allowable portion of allowance for loan losses	564	445
Total capital	$ 33,049	$ 30,770
Tier I risk-based capital ratio	39.93%	36.80%
Tier II risk-based capital ratio	40.62%	37.30%

At December 31, 2002 and 2001, the Bank exceeded the minimum regulatory capital requirements to be considered a "well capitalized" financial institution under applicable federal regulations.

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 2002, dividends were restricted not to exceed $5,862. These restrictions have not had, and are not expected to have, a significant impact on the Corporation's ability to meet its cash obligations.

Effects of Inflation

The majority of assets and liabilities of the Corporation are monetary in nature, and therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. The precise impact of inflation upon the Bank is difficult to measure. Inflation may affect the borrowing needs of consumers, thereby impacting the growth rate of the Corporation's assets. Inflation may also affect the general level of interest rates, which can have a direct bearing on the Corporation.

Management believes the most significant impact on the financial results is the Corporation's ability and timing to react to changes in interest rates. On an ongoing basis, management attempts to maintain an essentially balanced position between interest sensitive assets and liabilities, where such balancing is dependent on whether there is a rising or falling interest rate environment.

Interest Rate Sensitivity and Market Risk

In the normal course of conducting business activities, the Corporation is exposed to market risk, principally interest rate risk. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expenses and the values of financial instruments. The Asset/Liability Committee manages interest rate risk.

The operations of the Corporation do not expose it to foreign currency exchange or commodity price risks. Also, the Corporation does not utilize interest rate swaps, caps or other hedging transactions. The Corporation does not own any trading assets.

The principal objective of the Corporation's asset/liability management activities is to provide consistently higher levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Corporation. The Corporation utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present. The traditional maturity "gap" analysis, which reflects the volume difference between interest rate sensitive assets and liabilities during a given time period, is reviewed quarterly by management and the Asset/Liability Committee (ALCO) of the Board. A positive gap occurs when the amount of interest sensitive assets exceeds interest sensitive liabilities. This position would contribute positively to net income in a rising rate environment. Conversely, if the balance sheet has more interest sensitive liabilities maturing/repricing than interest sensitive assets, the balance sheet is liability sensitive or negatively gapped. This position would contribute positively to net income in a falling rate environment. Management continues to monitor sensitivity in order to avoid overexposure to changing interest rates, while maintaining adequate capital and liquidity levels. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and steady growth in net interest income regardless of the behavior of interest rates in general.

Another method used by management to review its interest sensitivity position is through "simulation". In simulation, the Bank projects the future net interest streams in light of the current gap position. Various interest rate scenarios are used to measure levels of interest income associated with potential changes in our operating environment. Management cannot measure levels of interest income associated with potential changes in the Bank's operating environment. Nor can it predict the direction of interest rates or how the mix of assets and liabilities will change. The use of this information will help formulate strategies to minimize the unfavorable effect on net interest income caused by interest rate changes.

A simple rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates. In the event of a change in interest rates, prepayments and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. Because of the uncertainties, the Corporation utilizes more than one measurement tool in assessing interest rate sensitivity and market risk.

As of December 31, 2002, the Corporation was more positively gapped than December 31, 2001 in terms of its "One Year" gap position. A positive gap position reflects the volume of interest rate sensitive assets to be greater than the volume of interest rate sensitive liabilities. In consideration of interest rates increasing, it is preferable to be in a positively gapped position since there are more interest rate sensitive assets that are either maturing or whose interest rates will be repricing upward, quicker than the maturity/repricing of the interest rate sensitive liabilities. This will enhance the Corporation's bottom line by improving the Corporation's net interest spread since it is expected that interest income will increase faster than interest expense.

The Corporation's overall sensitivity to interest rate risk is low due to its non-complex balance sheet. The Corporation has the ability to expedite several strategies to manage interest rate risk, which include but are not limited to selling of residential mortgages, increasing/decreasing deposits via interest rate changes, borrowing from the Federal Home Loan Bank of Pittsburgh, and buying/selling investments.

Table 11 presents the gap position for the Bank at December 31, 2002. This schedule summarizes how many fixed rate assets and liabilities will pay down over the periods of time defined in the table.

TABLE 11
INTEREST RATE SENSITIVITY GAP

	Maturity/Repricing Intervals					
(DOLLARS IN THOUSANDS)	1-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Federal funds sold	$ 10,475	$ -	$ -	$ -	$ -	$ 10,475
Int. bearing deposits in the bank	-	18	-	-	-	18
Other Securities	11,112	1,851	1,556	2,608	53,549	70,676
MBS & CMO's	643	1,944	1,095	1,278	18,331	23,291
Total Interest Earning Securities	11,755	3,795	2,651	3,886	71,880	93,967
Total Loans	27,990	16,494	16,351	3,625	5,138	69,598
Total interest bearing assets	50,220	20,307	19,002	7,511	77,018	174,058
NOW accounts	1,392	-	6,798	-	-	8,190
Savings	8,000	-	45,331	-	-	53,331
Total savings deposits	9,392	-	52,129	-	-	61,521
CDs<$100,000	8,832	19,633	17,230	8,027	-	53,722
CDs>$100,000	2,181	3,509	6,895	6,773	-	19,358
Total time deposits	11,013	23,142	24,125	14,800	-	73,080
Total Int. Bearing Liabilities	20,405	23,142	76,254	14,800	-	134,601
Rate-Sensitive Gap	$ 29,815	$ (2,835)	$ (57,252)	$ (7,289)	$ 77,018	$ 39,457
Cumulative Gap	$ 29,815	$ 26,980	$ (30,272)	$ (37,561)	$ 39,855	

Regulatory Activity

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, the business of the Corporation. It cannot be predicted whether such legislation will be adopted or, if adopted, how such legislation would affect the business of the Corporation. As a consequence of the extensive regulation of commercial Banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal regulation and regulations that may increase the cost of doing business. Except as specifically described above, management believes that the effect of the provisions of the aforementioned legislation on the liquidity, capital resources, and the results of operations of the Bank will be immaterial. Management is not aware of any other current specific recommendations by regulatory authorities or proposed of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have a negative impact on the Corporation's results of operations.

Further, the business of the Corporation is also affected by the state of the financial services industry in general. As a result of legal and industry changes, management predicts that the industry will continue to experience a certain amount of consolidations and mergers. Management believes that such consolidations and mergers may enhance its competitive position as a community Bank.

FORM 10-K

The Corporation will provide, without charge to any shareholder, a copy of its 2002 Annual Report on Form 10-K as required to be filed with the Securities and Exchange Commission. Requests should be made, in writing, to:

Neffs Bancorp, Inc.
P. O. Box 10
Neffs, PA 18065

Neffs Bancorp, Inc. and Subsidiary The Neffs National Bank
5629 Route 873 • Neffs, Pennsylvania 18065
www.neffsnatl.com